Filed pursuant to Rule 424(b)(3)
Registration No. 333-261252
PROSPECTUS SUPPLEMENT NO. 4
(to Prospectus dated March 18, 2022)
Nextdoor Holdings, Inc.
Up to 232,826,486 Shares of Class A Common Stock

This prospectus supplement supplements the prospectus dated March 18, 2022, as supplemented by Prospectus Supplement No. 1, dated March 25, 2022, Prospectus Supplement No. 2, dated May 10, 2022, and Prospectus Supplement No. 3, dated June 1, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-261252). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in Item 5.07 from our current report on Form 8-K, filed with the Securities and Exchange Commission on June 16, 2022 (the “Current Report”). Accordingly, we have attached the information contained in Item 5.07 from the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling stockholders named in the Prospectus (the “Selling Stockholders”) of up to 232,826,486 shares of Class A common stock, par value $0.0001 per share (the “Class A common stock”), consisting of (i) up to 27,000,000 shares of Class A common stock issued in a private placement pursuant to subscription agreements each entered into on July 6, 2021; (ii) up to 200,286,400 shares of Class A common stock (including shares of Class A common stock issuable on conversion of shares of Class B common stock, par value $0.0001 per share (the “Class B common stock”)), including shares being registered pursuant to that certain Amended and Restated Registration Rights Agreement, dated November 5, 2021, between us and certain of the Selling Stockholders granting such holders registration rights with respect to such shares; and (iii) up to 5,540,086 shares of our Class A common stock (including shares of Class A common stock issuable on conversion of shares of Class B common stock) issued or issuable to certain former stockholders and equity award holders of Nextdoor, Inc. in connection with or as a result of the consummation of the Business Combination (as defined below), consisting of (a) 459,321 shares of Class A common stock and (b) 5,080,765 shares of Class A common stock issuable upon conversion following the exercise or settlement of certain stock options and restricted stock units for shares of Class B common stock.

Our Class A common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “KIND.” On June 15, 2022, the last reported sales price of our Class A common stock was $3.32 per share.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves risks. See the section entitled “Risk Factors” beginning on page 7 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 16, 2022

Item 5.07 Submission of Matters to a Vote of Security Holders.

On June 15, 2022, Nextdoor Holdings, Inc. (the “Company”) held its 2022 Annual Meeting of Stockholders virtually (the “Annual Meeting”). The Company’s stockholders voted on two proposals at the Annual Meeting, each of which is described in more detail in the Company’s definitive proxy statement filed with the Securities and Exchange Commission on April 27, 2022 (the “Proxy Statement”). There were 1,778,284,690 shares of Class A common stock and Class B common stock present at the Annual Meeting, online or by proxy, which constituted a quorum for the transaction of business. In deciding the proposals at the Annual Meeting, each share of Class A common stock represented one vote and each share of Class B common stock represented ten votes.

At the Annual Meeting, the Company’s stockholders voted on the following proposals:

1.To elect three Class I directors of the Company, each to serve a three-year term expiring at the 2025 Annual Meeting of Stockholders and until such director’s successor is duly elected and qualified; and

2.Ratify the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2022.

The final results for each of these proposals are as follows:

Proposal 1: Election of Directors.

Nominee	Votes For	Votes Withheld	Broker Non-Votes
J. William Gurley	1,762,502,052	2,192,024	13,590,614
Jason Pressman	1,758,513,966	6,180,110	13,590,614
Nirav Tolia	1,756,989,578	7,704,498	13,590,614

J. William Gurley, Jason Pressman and Nirav Tolia were elected as Class I directors to serve until the 2025 Annual Meeting of Stockholders.

Proposal 2: Ratification of Appointment of Independent Registered Public Accounting Firm.

Votes For	Votes Against	Abstentions
1,177,463,154	180,227	641,309

The stockholders ratified the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022. There were no broker non-votes on this matter.